Amendment to Sub-Management Agreement

Strategic Partners Opportunity Funds—Jennison Select Growth Fund

AMENDMENT, made as of this 1st day of January, 2007, between Prudential Investments LLC (PI) and Prudential Investment Management, Inc. (PIM).

WHEREAS, PI, either itself or as successor to Prudential Investments Fund Management LLC (PIFM), and PIM, either itself or as successor to The Prudential Investment Corporation (PIC) have entered into a Sub-Management Agreement (the Agreement) dated as of March 15, 2000, with respect to the management of Jennison Select Growth Fund (formerly, Strategic Partners Focused Growth Fund) (the Fund); and

WHEREAS, the Agreement provides that PIM shall provide investment advisory and administrative and recordkeeping services to the Fund, including the supervision of the Fund’s subadviser, Jennison Associates LLC (Jennison); and

WHEREAS, the Board of Trustees of the Fund has approved a revision in the fee schedule which determines the amount of fees that PIM receives for its services pursuant to the Agreement.

NOW THEREFORE, PI and PIM hereby amend section 3 of the Agreement by deleting the fee schedule set forth therein and substituting the following new fee schedule, to become effective as of January 1, 2007:

0.45% to $1 billion
0.40% over $1 billion

IN WITNESS WHEREOF, PI and PIM have signed this Amendment as of the day and year first above written.

PRUDENTIAL INVESTMENTS LLC	PRUDENTIAL INVESTMENT
MANAGEMENT, INC.

By: ___________________________	By: __________________________

Name: _________________________	Name: _______________________

Title:	_________________________	Title:	________________________